Filed by Genesis Park Acquisition Corp. pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended Subject Company: Genesis Park Acquisition Corp. (Commission File No. 001-39733)

Filed by Genesis Park Acquisition Corp. pursuant to
Rule 425 under the Securities Act of 1933, as amended
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Genesis Park Acquisition Corp.
(Commission File No. 001-39733)

REDWIRE

HERITAGE + INNOVATION

Analyst Day Presentation | July 9th, 2021

Disclaimer

Disclaimers and Other Important Information

No representations or warranties, express or implied are given in, or in respect of, this investor presentation (this "Presentation"). To the fullest extent permitted by law, in no circumstances will Genesis Park Acquisition Corp. ("Genesis Park"), Redwire, LLC ("Redwire") or any representatives, partners, directors, officers, employees, advisors or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither Genesis Park nor Redwire has independently verified the data obtained from these sources and cannot assure you of the data's accuracy or completeness. This data is subject to change. Recipients of this Presentation are not to construe its contents, or any prior or subsequent communications from or with Genesis Park, Redwire or their respective representatives as investment, legal or tax advice. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Redwire, Genesis Park or the proposed business combination (the "Business Combination"). Recipients of this Presentation should each make their own evaluation of Redwire, Genesis Park and the Business Combination and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. Statements other than historical facts, including but not limited to those concerning (i) the Business Combination, (ii) market conditions, or (iii) trends, consumer or customer preferences or other similar concepts with respect to Genesis Park, Redwire or the Business Combination, are based on current expectations, estimates, projections, targets, opinions and/or beliefs of Genesis Park and Redwire or, when applicable, of one or more third-party sources. Such statements involve known and unknown risks, uncertainties and other factors, and undue reliance should not be placed thereon. In addition, no representation or warranty is made with respect to the reasonableness of any estimates, forecasts, illustrations, prospects or returns, which should be regarded as illustrative only, or that any profits will be realized. The metrics regarding select aspects of Genesis Park's and Redwire's operations were selected by Genesis Park and Redwire or its subsidiaries on a subjective basis. Such metrics are provided solely for illustrative purposes to demonstrate elements of Genesis Park's and Redwire's businesses, are incomplete, and are not necessarily indicative of Genesis Park's and Redwire or its subsidiaries' performance or overall operations. There can be no assurance that historical trends will continue.

Forward Looking Statements

This document includes "forward looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "forecast," "intend," "seek," "target," "anticipate," "believe," "expect," "estimate," "plan," "outlook," and "project" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information, including without limitation, forecasted revenue and revenue CAGR. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Genesis Park Acquisition Corp., Redwire or the combined company after completion of the Business Combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement governing the proposed business combination; (2) the inability to complete the transactions contemplated by the merger agreement due to the failure to obtain approval of the shareholders of Genesis Park Acquisition Corp. or other conditions to closing in the merger agreement; (3) the ability to meet NYSE's listing standards following the consummation of the transactions contemplated by the merger agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Redwire as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed business combination; (7) changes in applicable laws or regulations; (8) the possibility that Redwire may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by Genesis Park Acquisition Corp.

You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Genesis Park Acquisition Corp. and Redwire undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Disclaimer

Additional Information

In connection with the proposed business combination between Redwire and Genesis Park Acquisition Corp., Genesis Park Acquisition Corp. filed a preliminary proxy statement / prospectus with the SEC on July 6, 2021, and will mail a definitive proxy statement / prospectus and other relevant documentation to Genesis Park Acquisition Corp. shareholders. This document does not contain all the information that should be considered concerning the proposed business combination.

It is not intended to form the basis of any investment decision or any other decision in respect to the proposed business combination. Genesis Park Acquisition Corp. shareholders and other interested persons are advised to the preliminary proxy statement / prospectus and any amendments thereto, and, when available, the definitive proxy statement / prospectus in connection with Genesis Park Acquisition Corp.'s solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed business combination because these materials will contain important information about Redwire, Genesis Park Acquisition Corp. and the proposed business combination. The definitive proxy statement / prospectus will be mailed to Genesis Park Acquisition Corp. shareholders as of a record date to be established for voting on the proposed business combination when it becomes available.

Shareholders are also able to obtain a copy of the preliminary proxy statement / prospectus and, when available, the definitive proxy statement / prospectus without charge, at the SEC's website at http://sec.gov or by directing a written request to Genesis Park Acquisition Corp., 2000 Edwards Street, Suite B, Houston, Texas.

This document shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination.

Participants in the Solicitation

Genesis Park Acquisition Corp. and its directors and officers may be deemed participants in the solicitation of proxies of Genesis Park Acquisition Corp. shareholders in connection with the proposed business combination. Genesis Park Acquisition Corp. shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Genesis Park Acquisition Corp. in Genesis Park Acquisition Corp.'s prospectus relating to its initial public offering filed with the SEC on November 24, 2020. Redwire and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Genesis Park Acquisition Corp. in connection with the Business Combination.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Genesis Park Acquisition Corp. shareholders in connection with the proposed business combination is set forth in the preliminary proxy statement / prospectus for the transaction and will be set forth in the definitive proxy statement /prospectus for the transaction when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction is included in the preliminary proxy statement / prospectus Genesis Park Acquisition Corp. filed with the SEC and will be set forth in the definitive proxy statement / prospectus Genesis Park Acquisition Corp. intends to file with the SEC.

Disclaimer

Financial Information; Non-GAAP Financial Terms

The financial information and data contained in this Presentation is unaudited and does not conform to Regulation S-X promulgated by the SEC. No independent registered public accounting firm has audited, reviewed, compiled, or performed any procedures with respect to the combined financial information of Redwire for the purpose of inclusion in this Presentation, and accordingly, neither Genesis Park nor Redwire expresses an opinion or provides any other form of assurance with respect thereto for the purpose of this Presentation. Accordingly, such information and data may not be included in, may be adjusted in, or may be presented differently in, any registration statement or proxy statement or other report or document filed or to be filed or furnished by Genesis Park with the SEC.

Furthermore, some of the projected financial information and data contained in this Presentation, such as Adjusted EBITDA (and related measures), has not been prepared in accordance with United States generally accepted accounting principles ("GAAP"). Redwire and Genesis Park believe these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Redwire's financial condition and results of operations. Redwire's management uses these non-GAAP measures for trend analyses and for budgeting and planning purposes. Redwire and Genesis Park believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends and in comparing Redwire's financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. Management of Redwire does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in Redwire's financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. You should review the audited financial statements of Redwire and certain businesses acquired by Redwire that are presented in the Registration Statement which has been filed with the SEC, and not rely on any single financial measure to evaluate Redwire's business. A reconciliation of forward-looking non-GAAP financial measures in this Presentation to the most directly comparable GAAP financial measures is not included, because, without unreasonable effort, Redwire is unable to predict with reasonable certainty the amount or timing of non-GAAP adjustments that are used to calculate these non-GAAP financial measures.

Unless otherwise specified, all Redwire financial information herein is presented on a pro forma basis, including the impact of the acquisitions by Redwire of Adcole Space, Made in Space, Deep Space Systems, Roccor, LoadPath, Oakman Aerospace and Deployable Space Systems. Such financial information assumes that such acquisitions were consummated on January 1st, 2020.

Trademarks

This Presentation contains trademarks, service marks, tradenames and copyrights of Redwire, Genesis Park and other companies, which are the property of their respective owners. The use herein does not imply an affiliation with, or endorsement by, the owners of these service marks, trademarks and tradenames. Third-party logos herein may represent past customers, present customers or may be provided simply for illustrative purposes only. Inclusion of such logos does not necessarily imply affiliation with or endorsement by such firms or businesses. There is no guarantee that either Genesis Park or Redwire will work, or continue to work, with any of the firms or businesses whose logos are included herein in the future.

Additional Information and Where to Find It

This document relates to a proposed transaction between Redwire and Genesis Park. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Genesis Park has filed the Registration Statement with the SEC. The Registration Statement will be sent to all Genesis Park stockholders. Genesis Park also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Genesis Park are urged to read the Registration Statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transactions.

Investors and security holders will be able to obtain free copies of the Registration Statement and all other relevant documents filed or that will be filed with the SEC by Genesis Park through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Genesis Park may be obtained free of charge from Genesis Park's website at www.genesis-park.com or by written request to Genesis Park at Genesis Park Acquisition Corp., 2000 Edwards Street, Suite B, Houston, Texas 77007.

Table of Contents

The Right Team for the Right Mission



Peter Cannito
Chairman & Chief Executive Officer

- 25+ years of experience in aerospace and defense
- Former CEO of Polaris Alpha leading up to the Parsons acquisition
- Operating Partner at AE Industrial Partners advising on aerospace and defense M&A



Andrew Rush
President & Chief Operating Officer

- CEO and general counsel of Made In Space until business combination
- Former partner at PCT Law Group, focused on intellectual property law
- Chair of NASA Advisory Council Regulatory & Policy Committee



Bill Read
Chief Financial Officer

- 30+ years of experience in operational finance
- Former CFO of Abaco Systems, BBB Industries, Continental Motors and business units within Teledyne (NYSE:TDY)
- Extensive M&A background with experience ranging from target identification to business integration



Michael Snyder
Chief Technology Officer

- Chief Engineer of Made In Space until business combination
- 10+ years of experience leading cutting-edge engineering development
- Executive Committee Secretary of the National Space Society



Al Tadros
Chief Growth Officer

- 30+ years of experience as a space innovator
- Former VP of Space Infrastructure and Civil Space at Maxar
- Aerospace engineering Undergraduate and mechanical engineering Master's degree from MIT



Faith Horowitz
Chief Administrative Officer

- 30+ years of experience in operational management
- Former SVP of Administration, Cyber and SIGINT at Polaris Alpha
- Founder and CAO at Fourth Dimension until business combination with Polaris Alpha



Jonathan Baliff
President, CFO & Director Genesis Park

- Aviation and infrastructure sector leader for 30+ years
- Former CFO, President and CEO at Bristow Group (NYSE:BRS or "Bristow")
- Led NRG Energy's (NYSE:NRG) growth and emergence into the Fortune 500

Polaris Alpha · Gryphon Technologies · Columbia Helicopters · Booz | Allen | Hamilton · Made In Space · NASA · Masten · PCT · abaco · BBB Industries · Continental Motors · Teledyne Technologies · Made In Space · National Space Society · The Ohio State University · Maxar Technologies · SSL · MIT Massachusetts Institute of Technology · Polaris Alpha · Envieta · University of Maryland · U.S. Air Force · Bristow · Credit Suisse · nrg · Georgia Tech Research Institute

Investment Highlights: Pure-Play Space Investment With Scale

- ***Heritage + Disruptive Innovation Drives Customer Retention & Robust Backlog***
- ***Mission-Critical, Next Generation Infrastructure Provider***
- ***Potential to Transform Space Economics and Create Markets for Commercialization***
- ***Cash Flow Positive Today with High Visibility Into Near-Term Growth***
- ***Proven Leadership; Valuable IP, Including for In-Space 3D Printing***

By the Numbers

$2T+	*Projected Global Space Economy in 2040[1]*
50+	*Years of flight heritage*
160+	*Satellite missions flown*
200+	*Parts 3D-printed on the ISS*
~230K	*Square feet of office and lab space including clean room facilities*
~$280M	*Total Backlog[2]*

Performance Currently On Track to Achieve 2021E – 2025E Forecast

Note: Unless otherwise specified, all Redwire financial information is presented on a pro forma basis, including the impact of the acquisitions by Redwire of Adcole Space, Made in Space, Deep Space Systems, Roccor, LoadPath, Oakman Aerospace and Deployable Space Systems. Such financial information assumes that such acquisitions were consummated on January 1, 2020.
(1) Source: Wall Street equity research.
(2) As of July 2021. Total Backlog is defined as work under contract, awards in negotiation, and additional scope to complete existing contracts.


Introduction to Redwire
Peter Cannito, Chairman & CEO
REDWIRE

Redwire Video

Our Mission

REDWIRE is accelerating humanity's expansion into space by delivering reliable, economical and sustainable infrastructure for future generations



Space Is the Next Major Economic Frontier

The Global Space Industry Is At An Inflection Point

- A global space race is ***accelerating between the U.S. DoD and major near-peer threats*** (China, Russia)
- Next-generation missile defense and tactical communications infrastructure is being built ***primarily in Low Earth Orbit using new, distributed small satellite capabilities***
- NASA and other civil space agencies are ***focusing on lunar exploration and deep space missions*** as the public's interest in space continues to accelerate
- As launch costs have continued to compress, ***commercial space investment has exploded with dozens of new space entrants*** taking advantage of attractive economics in earth imaging, remote sensing, weather data, cyber security, etc.

REDWIRE

Enabling the future of space commercialization


Large Scale Robotic Assembly
High-Power Satellite Production
Spaceflight & Exploration
Human Tourism & Habitation
Earth Observation
Deep Space Exploration
Power Generation
Resiliency & Control
Navigation & Control
Scientific Research
Cameras
Space-Enabled Material Production

Redwire is a Key Component of the Future Space Economy

The Future of Space Commercialization


Low Earth Orbit
GEO
Cislunar / Lunar
Deep Space Exploration
Commercial Launch Providers
International Space Station
Tactical LEO Satellite Constellations
Space Telescopes
On-Orbit Servicing & Repair Vehicles
Human Space Habitats
Geosynchronous Communications Satellites
Phased Array Antennas
GEO Base Station with RF Reflector
Lunar Lander
Permanent Lunar Outpost
Orion
Lunar Gateway
Asteroid Mining & In-Situ Resource Utilization
Mars Transfer Vehicle
Deep Space Probes
Mars Recon Orbiter
Permanent Mars Outpost
Mars Perseverance Mission

Redwire Provides Complete Solutions for Space Commercialization



The Building Blocks of Terrestrial Commerce
Engineering & Design
Power
Capital Equipment
Computing Power
Communications
The Building Blocks of Space Commerce
Self-Building Structures
(Redwire Servicing & Robotic Assembly)
Engineering & Design
(Redwire Digitally Engineered Spacecraft)
Power
(Redwire Next-Gen Solar Arrays)
Capital Equipment
(Redwire 3D Printing Payloads)
Navigation, Control & Awareness
(Redwire ADCS & Cameras)
In-Space Habitats
(Redwire Components & Payloads)

REDWIRE
Heritage

Enabled Every U.S. Mission to Mars

Went to Pluto and Beyond

Landed on Multiple Asteroids

Guided Every GPS Mission

REDWIRE
Innovation

1st	Spacecraft Technology to Build & Assemble Itself
1st	To 3D Print Tools and Spares in Space
1st	Optical Fiber Manufactured in Space
1st	Link-16 Antenna For Space

REDWIRE
Delivering Today

iROSA Solar Arrays Installed on ISS

3D Printing on the International Space Station

Lunar Lander Machine Vision and Camera Systems

Perseverance Mars Landing

Infrastructure that Enables Nearly Every Space Mission

Redwire's Current Performance Underpins Confidence in 2021E – 2025E Growth

... Delivers Significant Growth

- *$1.4B of 2025E revenue*
- *72% revenue CAGR from 2021E - 2025E*

... Accelerated by a Large and Rapidly Expanding Market...

- *Space market growth from $420B to $2T+ by 2040(2)*
- *Rapid expansion of small satellite launches in the coming decade*

... Bolstered by Significant Backlog & Contract Momentum...

- *~$280M(1) of total backlog and $220M of bids submitted and awaiting decision*
- *High degree of confidence in 2022E outlook*

Strong Current Performance & Outlook...

- *$36M of Q1 2021E revenue*
- *Confidence in full year 2021E revenue outlook of $163M*

Redwire's Next Generation Technologies Align us With the Critical Fast Currents of the Future Space Economy

Note: Unless otherwise specified, all Redwire financial information is presented on a pro forma basis, including the impact of the acquisitions by Redwire of Adcole Space, Made in Space, Deep Space Systems, Roccor, LoadPath, Oakman Aerospace and Deployable Space Systems. Such financial information assumes that such acquisitions were consummated on January 1, 2020.
(1) As of July 2021. Total Backlog is defined as work under contract, awards in negotiation, and additional scope to complete existing contracts.
(2) Wall Street Equity Research.

Significant Opportunity to Continue Consolidating a Fragmented Space Market

Redwire Was Formed via Proprietary Deals Sourced Through Deep Industry Relationships...

ADCOLE Space + DEEP SPACE SYSTEMS + MADE IN SPACE + ROCCOR + LP + OAKMAN AEROSPACE + DSS Deployable Space Systems

REDWIRE ONE

✓ ***Fragmented Landscape***
Opportunity to consolidate tech-enabled emerging space companies

✓ ***Successful Track Record***
Extensive M&A execution and integration experience

✓ ***Buyer of Choice***
Practical applications to put new space technology to work at scale

✓ ***Execution Excellence***
Seasoned management and deal teams with decades of operational experience

... and Maintains a Robust Pipeline of Potential Acquisitions

Redwire Is a Platform-Agnostic Play Across the High-Growth, New Space Sectors

Launch & Exploration	*In-Space Mobility*	*Earth Observation*	*Satellite Communication*
Astra	Astroscale	Astro Digital	Amazon
Astrobotic	Blue Origin	Capella Space	AST SpaceMobile
Firefly Aerospace	Momentus	HawkEye 360	Augustus Aerospace Company
Masten	Rocket Lab	ICEYE	Globalstar
Relativity	Sierra Space	Maxar Technologies	Intelsat
SpaceX	SpaceX	Planet	Starlink
ULA United Launch Alliance	York Space Systems	PredaSAR	Telesat
Virgin Galactic		Spire	Viasat
X-Bow			

When Space Wins, Redwire Wins

Redwire Momentum: Perseverance Mars Rover Landing

Program Overview

- ***Redwire provided eight digital sun sensors and two electrical components*** for the Mars 2020 spacecraft; used during interplanetary travel from Earth to Mars
- Redwire's Veritrek software was used during ***thermal design testing and planning for the Ingenuity Helicopter***



Redwire's thermal analysis optimized design to maximize helicopter flight time and manage battery usage



Redwire Momentum: iROSA Deployable Solar Arrays Installed on ISS

Program Overview

- In June 2021, Redwire provided ***the first ever Roll-Out Solar Arrays for the International Space Station***
- Two were installed, with four more ***to be delivered and installed by 2023***
- iROSA mission is an innovative, ultra-lightweight, modular solar array system that will ***improve ISS power capacity by 20-30%***



Redwire's iROSA deployed to its full length, providing an estimated 20kw each



Redwire Momentum: Firefly Lunar Lander Program

Program Overview

- As part of Firefly Aerospace's Lunar Lander team, ***Redwire will be providing deep space systems and operations development work***
- The current phase of the mission is to ***deliver 10 science investigations to the Moon in 2023***, utilizing Firefly's Blue Ghost lunar lander
- This is a major step for Redwire as a ***critical provider on NASA's Artemis Program***



Redwire will provide payloads that will guide the lander to its designated site on the Moon's surface



Redwire Momentum: Solar Cruiser

Program Overview

- Redwire has been selected to develop an ***18,000 square foot solar sail for a mission to study the Sun***
- ***Redwire's deployable solar sail will enable Solar Cruiser to use sunlight as a propulsion method*** and open new possible missions in our solar system
- The mission is set to launch aboard NASA's ***Interstellar Mapping and Acceleration Probe*** (IMAP) in 2025



Redwire Momentum: 2021 Forward Launch Calendar

Northrop Grumman NG-16
Early August



Antares 230+ Rocket
Redwire Regolith Print

SpaceX CRS-23
Mid-August



Falcon 9 Block 5 Rocket
Redwire Ceramic Manufacturing Machine

LandSat-9
Early September



Atlas V 401 Rocket
Redwire Coarse Sun Sensor Detectors

NASA Lucy Mission
Mid-October



Atlas V 401 Rocket
Redwire Coarse Sun Sensors

NASA DART Mission
Late November



Falcon 9 Block 5 Rocket
Redwire ROSA Arrays & Sun Sensors

SpaceX CRS-24
Early December



Falcon 9 Block 5 Rocket
Redwire Superalloy Casting Module & OLAF


MADE
IN SPACE
Ceramic Manufacturing Module
ON
POWER
OFF
DATA J3
ALIGN
RETURN
B2

What We Do

Andrew Rush, President & COO

Redwire is Pushing the Boundaries of the Future Space Economy

Redwire's Current Programs and Technologies...		... Will Shape the Future Space Economy	
 Space Commercialization	 ZBLAN, OPOC, Regolith		*Thousands of people living and working in space*
 Digitally Engineered Spacecraft	 Vigoride, Lunar Lander, HyperSAT		*Lowering the cost and lead time of spacecraft development*
 On-Orbit Servicing, Assembly & Manufacturing	 Archinaut, STAARK		*Large, self-assembling structures changes the economics of space infrastructure*
 Advanced Sensors & Components	 Perseverance, iROSA, Solar Cruiser		*More power and capability on-orbit; more processing power and smaller formfactor*
 Space Domain Awareness & Resiliency	 Jasper Camera, IC Classified Missions		*Enhanced ability to detect and intercept threats to global and national security*

Case Study: Archinaut Program

Archinaut Today

- Redwire is the prime on Archinaut 1 ("A1"), the first on-orbit demonstration ***using additive manufacturing to build and assemble complex components in space***
  - Could result in ***5x power outputs*** when compared to state-of-the-art solar arrays

Cost Efficient Satellite Built in Space



66 ft
6 ft

Cost Efficient Satellite Launched into Space



The small spacecraft will 3D print two beams that extend ***nearly 33 feet from each side of the spacecraft***

2023
Planned Launch

Archinaut Enables the Future

A1 Demonstrates the Transformational Capability of OSAM, Potentially Driving Widespread Adoption





HALO



Large Structures



Deep Space Gateway

Archinaut Can Enable and Expand the Multi-Trillion Dollar Space Economy

Case Study: NASA Double Asteroid Redirect Test (DART) Program

- The Double Asteroid Redirect Test (DART) is a NASA mission exploring the use of a ***kinetic impactor to redirect potentially dangerous asteroids***
- Redwire's Roll Out Solar Arrays (ROSA) will provide the power necessary for DART's ***next-generation electric propulsion system***
- Redwire's ***star trackers will enable accurate navigation*** to the asteroid Didymos



Compact and autonomous star tracker
Roll Out Solar Array Technology

Redwire hardware is enabling this pathfinding mission with implications for the future of humanity



Case Study: Modular Camera System

Redwire's Next-Generation Camera System Overview

- High resolution flight cameras are engineered for ***docking, navigation, inspection and space-based situational awareness***
- Integrates Redwire's proprietary technology with the latest COTS hardware to create a ***powerful and versatile camera system***
- Redwire provides camera systems for both ***commercial human spaceflight and national security*** missions



Modular Camera System

Orion Crew Capsule



11 of 13
Orion cameras supplied by Redwire

Firefly Blue Ghost Lunar Lander



10
Cameras supplied by Redwire + Core avionics & visual navigation system

Case Study: RegISS (Regolith ISS) Program

- Redwire is helping NASA develop ***in-situ resource utilization (ISRU)*** capabilities to build things ***in space, from space***
- Demonstrating manufacturing techniques, such as ***using simulated lunar soil to produce 3D-printed items,*** via experiments on the International Space Station
- Redwire's unique heritage can help enable ***sustainable human presence on the lunar surface and beyond***


Manufacturing Device
MADE IN SPACE

The Redwire RegISS Payload to be launched to the ISS on NG-16...



... Can help enable the next generation of space exploration



Case Study: Next-Generation Digitally Engineered Satellite Constellations

- Redwire's Advanced Configurable Open-system Research Network (ACORN) architecture allows for ***accurate modeling of entire constellations through the design, development and deployment phases***
- Redwire's digital architecture is built on AWS-based ***high-fidelity modeling & simulation environment for hybrid architectures and mesh networks***

ACORN Rapid Design & Development Process

ACORN-S
- Mission concept design
- DRM & ConOps development
- FSW development

ACORN-R
- High-fidelity DRM with hardware-in-the-loop & processor-in-the-loop

Network

ACORN-MT
- Fully modular satellite testbed
- Full development & integration toolset

ACORN-VMs
- Constellation design
- Mission scalability




ACORN
April
0
8
43
1
1238112419
2019
1554077219
Sun Point
100
Sun Point
71
Surface Point
65

Proven Mission Critical Hardware and Software

- Provides critical capabilities across a ***vast customer and mission base***; each dependent on the effective functionality for their own successes
- ***Redwire enables exquisite solutions that include:***
  - High-strength, low-risk, deployable structures
  - High-power, low-complexity power generation systems
  - Reliable, institutional sensors proven in operational environments across the solar system
  - Efficient, efficacious simulation software
- Government and commercial customers ***continually choose Redwire solutions to be a part of their most challenging missions***

Deployable Solar Array Capabilities

Power Per Wing

- ***100W*** ESSA Array on 3U CubeSat
- ***750W*** Aladdin New-space Solar Array Wing
- ***<1+ kW*** Honeycomb Rigid Panel Array
- ***1.15 kW*** HiPASS Wing Supporting ESPA class Electric Propulsion Mission
- ***4+ kW*** Large Satellite ROSA arrays (OZVON-3)
- ***20+ kW*** iROSA ISS Solar Array Wing



AFRL
AIR FORCE RESEARCH LABORATORY
NASA
DEPLOYABLE
SPACE SYSTEMS










MADE
IN SPACE

Disruptive Technologies

Michael Snyder, CTO

REDWIRE

Robust IP Portfolio to Protect Revolutionary Technology

Portfolio Summary

- Redwire's IP portfolio creates ***multiple moats around core technologies*** needed for next generation space operations
  - Leadership actively identifies, evaluates and protects IP via trade secrets, patents, copyrights and other means
- Issued patents in the U.S. and other spacefaring nations provide ***broad patent protection***
- ***Industry-leading team and significant internal investments*** over the last decade have led to dozens of meaningful advancements in space and other extreme environments

Patents & Patent Applications Filed Covering Many Areas, Including:

- Manufacturing in microgravity
- Additive manufacturing and assembly of extended structures
- Remote operations of manufacturing devices
- Terrestrial and space-based manufacturing
- Deployable space structures

Redwire Industry Firsts



1st Additive Manufacturing Technology to Operate Fully in Microgravity



1st 3D-Printed Ceramic Parts Ever Made Off-Earth



1st ZBLAN Optical Fiber Manufactured in Space



1st Commercial Photonics Materials Grown in Space



1st Plastic Recycling Capabilities in Space



1st Spacecraft Technology that Builds & Assembles its Own Solar Array

Redwire's Portfolio Has Common Ancestry and is Enabling the Future of Space

In Space, for Space

Space-Enabled Manufacturing

In-Situ Resource Utilization (ISRU)

Redwire is the ***world leader in on-orbit manufacturing and has an extensive portfolio of protected next-generation technologies***

Redwire is enabling the ***future of in-space operations and exploration***

On-Orbit Assembly, Servicing & Manufacturing

- Enabling larger and more capable structures at a lower total mission cost
  - Self-building and self-augmenting spacecraft dramatically enhances mission set
  - Advanced robotics enables on-orbit servicing and repair; redefines mission scope and possibility



In-Situ Resource Utilization

- Allows the utilization of local resources for sustained space operations
  - Enhances mission flexibility
  - Lowers mission complexity and introduces new capabilities mid-mission
  - Expand the scope of what's possible in space



Redwire Capabilities & Programs



Archinaut



Space-Enabled Robotics



STAARK Robotic Arms



Roll-Out Solar Arrays



HALO



Deep Space Gateway



RegISS

In Space, for Earth

Advanced Materials Manufacturing

Unique products manufactured in space for use on earth; ***utilizing microgravity for advanced materials that have never been created before***



ZBLAN Optical Fiber

- End markets include telecommunications, spectroscopy, laser power delivery and amplifiers



Advanced Ceramics

- Enables temperature-resistant, reinforced parts for turbines, nuclear plants or internal combustion engines

Redwire Capabilities & Programs



OLAF



ICF



Superalloy Turbine Casting



Commercial Additive Mfg.

Redwire Technology: Space-Enabled Manufacturing Overview

Current Paradigm

Today, Satellites Are Engineered for
Launch First and Mission Capability Second

Must Fit On Launch Vehicle

Limits Size of Large Structures, ***Requires Complex Origami Folding***

Must Survive a Violent Launch

Protecting Fragile Structures (e.g. solar arrays, antennas) ***Increases Payload Weight and Launch Cost***

Limitations on Power and Capability and Reduced Mission Effectiveness

Redwire In-Space 3D Printing Solution

Redwire's In-Space Robotics and Additive Manufacturing Capabilities Allows Customers to
Optimize For The Mission

Launch
Raw Materials Into Orbit

Manufacture
In-Space Production of Component Parts

Assemble
Robotic Assembly of Functional Objects

Lower-Cost Deployment...



$100s M
$60M
$10s M
$10M

... Of Higher-Power Capabilities



Legacy
Archinaut-Enabled Capabilities
ESPA
GEO SAT
ISS

Redwire Capabilities That Have the Potential to Disrupt the Cost of Satellite Manufacturing & Operation


Extended Antenna for Remote Sensing


Massive Solar Array Systems for Deep Space Missions


Large Orbital Fuel Depots


Very Large Apertures


Space-Based Baseline Inferometry

Redwire Technology: Space-Enabled Manufacturing Heritage

- Leveraging the resources of the environment that is provided in space, structures that cannot be launched and materials that cannot be created on Earth are manufactured on orbit
- ***Redwire creates transcendent capabilities through innovation and experimentation:***
  - High-value products for the photonics, remote sensing, laser and communication industries
  - Repair and augmentation of existing assets
  - Efficient structures meant for the mission, not for the launch environment



MADE IN SPACE
Fiber Optics
SPACE FLORIDA
THORLABS



Fundamental 3D Printing Technologies Expanded Into Broader Capability Set



Additive Manufacturing Facility
Opens ability to digitally launch, utilizes vacuum-capable materials, and enables rapid in-space testing



Vacuum Manufacturing
Additive manufacturing in space-like environments



Extended Structure Additive Manufacturing Machine
Enables large and complex structure manufacturing in microgravity and vacuum environments



Archinaut
Space-optimized structures, adaptable solar array manufacturing

Optimast SCI
Enables deployment of a 10-50-meter optical boom interferometer from a smallsat bus



Next-Gen Technology Capabilities

- ***Kilometer-Scale Structures***
- ***Reflector Construction***
- ***Orbital Base Stations***
- ***Next-Generation Defense Satellites***

Redwire Technology: In-Situ Resource Utilization

Current Paradigm

- Redwire's ISRU capabilities allow the ***utilization of raw materials to manufacture components in space***
  - Enables habitation of planetary bodies and ***long-term missions without consistent resupply missions***
- NASA is utilizing Redwire's Regolith manufacturing facility, utilizing ***simulated lunar materials to print parts on the ISS, launching in August 2021***


Manufacturing Device
MADE IN SPACE

Redwire Regolith Print

Tomorrow's Possibilities





- *Large-scale moon bases for sustained human presence*
- *Lunar resources including rocket parts, rocket fuel, landing pads, oxygen systems, etc.*

- *Asteroid mining for precious minerals and water*
- *Deep space exploration to Mars and beyond*
- *Opens space for sustained exploration and utilization*

Redwire Technologies Enable Human Spaceflight Operations to be More Cost-effective and Impactful

Redwire Technology: Advanced Materials Manufacturing in Microgravity

ZBLAN Optical Fiber

- ZBLAN is an ultra-high efficiency optical fiber product that can only be manufactured properly in microgravity environments
- Space-enabled ZBLAN can be used to increase signal loss efficiency ***up to 100x compared to silica-based fiber***
- ***Redwire produced the first ZBLAN optical fiber on-orbit in 2017***


MADE IN SPACE
Fiber Optics
SPACE FLORIDA
THORLABS

Redwire Technologies



Optical Fiber Manufacturing



Industrial Crystal Manufacturing

Advanced Ceramics

- Advanced ceramic components can be made on orbit using additive stereolithography technology and pre-ceramic resins
- Without the effect of gravity pulling on the lattice structure, these ceramics ***can last decades longer than their existing counterparts***; revolutionizing multiple industrial end markets


MADE IN SPACE

Redwire Technologies



Ceramic Manufacturing Module



Ultra-High Bandwidth Telecommunication



Powerful Laser Transmission



Ultra-Fast Internet Connectivity



Turbine Blisks



Nuclear Power Facilities



Engines

Capabilities That Will Power Market Expansion in LEO and Beyond



Who We Serve

Al Tadros, CGO

Redwire Serves a Large and Growing Space Infrastructure Market

✓ *Addressed by Redwire*

$420+ Billion

2019 Global Space Economy

Commercial Space Products & Services	***Commercial Infrastructure & Support Industries***	***U.S. Government Space Spend***	***Non-U.S. Government Space Spend***



$218
Billion
$119
Billion
$47
Billion
$40
Billion

Commercial Space Products & Services

- ✓ ***Communications & EO***
  Select Redwire Solutions:
  Advanced Communication Antennas
- ✓ ***Human Spaceflight***
  Select Redwire Solutions:
  Human-Rated Camera Systems

Commercial Infrastructure & Support Industries

- ✓ ***Launch Services***
  Select Redwire Solutions:
  Payload Adapters
- ✓ ***Satellite Manufacturing & Services***
  Select Redwire Solutions:
  Guidance, Navigation & Control Systems

U.S. Government Space Spend

- ✓ ***National Security (DoD / IC)***
  Select Redwire Solutions:
  Space Interferometers, Hybrid Architectures and Mesh Networks
- ✓ ***Civil (NASA)***
  Select Redwire Solutions:
  Advanced Deployables / Solar Arrays

Non-U.S. Government Space Spend

- ✓ ***Allied Governments***
  Select Redwire Solutions:
  Sun Sensors and CubeSat Tech Development
- ✓ ***International Space Agencies***
  Select Redwire Solutions:
  Space-Capable Robotic Arms

Significant Reductions in Launch Costs are Expected to Enable the Global Space Economy to Grow to an Estimated $2+ Trillion by 2040

Source: The Space Report and Wall Street Equity Research.

Diversified Base of Current and Future Customers

DoD / IC	Civil	Commercial
(35%(1) of 2021E Revenue)	(52%(1) of 2021E Revenue)	(12%(1) of 2021E Revenue)

DoD / IC

- U.S. AIR FORCE
- IC
- UNITED STATES SPACE FORCE
- DARPA
- BOEING
- L3HARRIS
- LOCKHEED MARTIN
- NORTHROP GRUMMAN
- Raytheon Technologies

Civil

- esa European Space Agency
- ISS U.S. NATIONAL LABORATORY
- APL JOHNS HOPKINS APPLIED PHYSICS LABORATORY
- JPL Jet Propulsion Laboratory California Institute of Technology
- MIT Massachusetts Institute of Technology
- NASA

Commercial

- BLUE ORIGIN
- FIREFLY AEROSPACE
- HyperSat
- MOMENTUS
- Relativity
- planet.
- spire
- SPACEX
- Viasat

Long-Term Relationships with High-Profile, Demanding Customer Base Across Government and Commercial Space

Note: Unless otherwise specified, all Redwire financial information is presented on a pro forma basis, including the impact of the acquisitions by Redwire of Adcole Space, Made in Space, Deep Space Systems, Roccor, LoadPath, Oakman Aerospace and Deployable Space Systems. Such financial information assumes that such acquisitions were consummated on January 1, 2020.

(1) ~2% of 2021E revenue is categorized as "Various" and is applied equally across DoD / IC, Civil and Commercial.

Redwire Growth Pillars

Platform Approach Broadens Opportunities

- Creating value from cross-pollination between legacy business units
- Utilizing scale to drive cross-platform efficiencies

Innovation Drives Organic Growth

- Actively building capture function to pursue larger franchise opportunities
- Recent high-profile hires include Dean Bellamy (EVP of National Security), Mike Gold (EVP of Civil Space) and Suzanne Gillen (VP of Government Relations)

Strategic Consolidation of Fragmented Space Ecosystem

- Track record of empowering entrepreneurs and successfully integrating acquisitions
- Partnering with founders to build an actionable acquisition pipeline

Redwire Approach to Continue Market-Leading Growth

4 ***... Complemented by a Robust M&A Pipeline***

- Experienced space consolidator ***acquiring attractive targets*** in a fragmented market

3 ***... In High-Growth Strategic Focus Areas...***

- Enabling technologies are ***expanding Redwire's market share and helping to transform the entire industry***

2 ***... Supporting Imminent, Large-Scale Space Programs...***

- Critical supplier on ***proliferated LEO constellations and other current programs*** with NASA, the IC and others

1 ***Strong Base Business...***

- ***~$280M[(1)]*** *of total backlog*

Note: Unless otherwise specified, all Redwire financial information is presented on a pro forma basis, including the impact of the acquisitions by Redwire of Adcole Space, Made in Space, Deep Space Systems, Roccor, LoadPath, Oakman Aerospace and Deployable Space Systems. Such financial information assumes that such acquisitions were consummated on January 1, 2020.
(1) As of July 2021. Total Backlog is defined as work under contract, awards in negotiation, and additional scope to complete existing contracts.

Robust Backlog and Pipeline Drives Near-Term Revenue Growth

- Near-term revenue is supported by ***current backlog and programs where Redwire is in active negotiations with customers***
- Medium-term revenue is supported by ***$23B+ 2021E - 2025E unfactored pipeline***

Select Near-Term Customers

DARPA, IC, U.S. AIR FORCE, NASA, LUXEMBOURG SPACE AGENCY, FIREFLY AEROSPACE, MOMENTUS, Relativity, SIERRA SPACE, SPACEX

Recent Milestones

Sierra Space

SIERRA SPACE

In-Space Manufacturing Utilizing Sierra's LIFE Habitat Module



HyperSat

HyperSat

Next-Generation Hyperspectral Satellite Constellation



NASA Solar Cruiser

NASA

$15 Million

Contract for 40m x 40m Deployed Solar Sail for NASA SMD



~$280 Million[(1)] *Total Backlog* **+** ***$170+ Million*** *Submitted bids with selection decisions in 2021* **+** ***$50+ Million*** *Total unfactored contract value currently in bid stage* **=** ***$500+ Million*** *Total backlog + near-term unfactored revenue potential*

Note: Unless otherwise specified, all Redwire financial information is presented on a pro forma basis, including the impact of the acquisitions by Redwire of Adcole Space, Made in Space, Deep Space Systems, Roccor, LoadPath, Oakman Aerospace and Deployable Space Systems. Such financial information assumes that such acquisitions were consummated on January 1, 2020.
(1) As of July 2021. Total Backlog is defined as work under contract, awards in negotiation, and additional scope to complete existing contracts.



Human Capital & Community

Faith Horowitz, CAO

Highly Technical Employee Base Creates a Culture of Innovation

552	*Total Employees*
79%	*Bachelor's Degrees (incl. MS and PhD)*
39%	*Master's Degrees (incl. PhD)*
5%	*PhDs*

Highly-Technical Workforce


552
Total Employees

~82%
Skilled Technical Staff
Across Numerous Disciplines:

- Mechanical
- Electrical
- Systems
- High-Tech Manufacturing
- Thermal
- Aerospace
- Software

Partnerships and Joint Research

Fellowships

Brooke Owens Fellowship

MATTHEW ISAKOWITZ FELLOWSHIP PROGRAM

ZED FACTOR FELLOWSHIP

Note: Unless otherwise specified, all Redwire financial information is presented on a pro forma basis, including the impact of the acquisitions by Redwire of Adcole Space, Made in Space, Deep Space Systems, Roccor, LoadPath, Oakman Aerospace and Deployable Space Systems. Such financial information assumes that such acquisitions were consummated on January 1, 2020.

Employee Programs to Attract and Retain Top Talent

- ***Redwire* is the employer of choice** for ambitious and talented professionals striving to make long-term impacts
  - Unifying mission to provide critical solutions that benefit humanity
  - "Cool factor" of cutting-edge space technology
- ***Strong emphasis on recruiting and retention*** to maintain strong culture and market position
  - Focus on professional development through ongoing training, internships and fellowships
  - Competitive compensation and benefits
- ***Support for STEM Education***
  - Supports Michigan Eastern Upper Peninsula Intermediate School District in STEM Grant applications
  - Supports Bay Mills Community College, First Nation Chippewa Tribe, Homestead & CHAMP programs
  - Sponsors Frank J. Redd Student Competition & Utah State University Small Satellite Conference



Strategically Located in Proximity to Key Customers & Universities

Denver, CO Area | ~85,000 ft²
Space Systems Engineering, Space Flight Hardware, Avionics, Solar Arrays, Antenna Systems, Satellite AI&T

Marlborough, MA | ~18,000 ft²
Sun Sensors, Star Trackers, Space Cameras

Goleta, CA | ~81,000 ft²
Solar Array Systems, Deployable Structural Systems



Luxembourg
Robotic Systems, Avionics

Linthicum, MD | ~3,000 ft²
Government Relations, Customer Support

Albuquerque, NM | ~3,000 ft²
Deployable Structures, Mechanical Design, Structural Testing

Huntsville, AL | ~500 ft²
NASA Customer Support

★ **Jacksonville, FL** | ~37,000 ft²
In-Space Manufacturing, Remote Operations, 3D Printing in Space

Note: Unless otherwise specified, all Redwire financial information is presented on a pro forma basis, including the impact of the acquisitions by Redwire of Adcole Space, Made in Space, Deep Space Systems, Roccor, LoadPath, Oakman Aerospace and Deployable Space Systems. Such financial information assumes that such acquisitions were consummated on January 1, 2020.

Facilities Supporting Design and Technology








3-Story High Bay
For Solar Array Production

Clean Rooms
Class 100K & 10K; Class 100 Laminar Flow

ISS Control Centers
For On-Orbit Operations

Solar Simulator
Test Stations

Avionics Assembly & Test
AS9100 Certified

CNC Machining

Environmental Test
Thermal Vacuum & Cycling, Vibration & Shock

Electromagnetic Compatibility
Testing Facilities

Robotics Labs

NASA Certified Inspection and Soldering

3D Printing
Manufacture of Custom Formulations of Filament

Government Facility Clearances

Note: Unless otherwise specified, all Redwire financial information is presented on a pro forma basis, including the impact of the acquisitions by Redwire of Adcole Space, Made in Space, Deep Space Systems, Roccor, LoadPath, Oakman Aerospace and Deployable Space Systems. Such financial information assumes that such acquisitions were consummated on January 1, 2020.


Manufacturing Device
MADE IN SPACE
CIRCUIT BREAKER
POWER ON
VGA J2
USB J3
USB J4

Financial Performance & Outlook

Bill Read, CFO

Business Model Highlights

Cashflow Positive with Improving Margins	***Cash flow positive today*** with substantial margin improvement via vertical integration and the realization of the benefits of scale
Leverageable Technology	Technology is unmatched and ***supporting large, rapidly growing markets***
Strong Revenue Growth	***Winner-agnostic revenue growth story*** ties growth to the overall expansion of global space activity
Significant Integration Experience	***Strong integration experience*** produces a public-ready consolidator
Bottoms Up Forecast & Conservative Weightings	Revenue forecast built on a bottoms up basis from ***existing awards, options and addressable identified opportunities***, with conservative "pWin" assumptions well inside of historical win rates
Large and Expanding Pipeline of Opportunities	Leveraging leading positions today to position for the ***significant potential opportunities*** of tomorrow

Financial Overview

($ in Millions)

Revenue



Revenue Growth
$118
$163
$237
$424
$766
$1,413
2020A
2021E
2022E
2023E
2024E
2025E
38%
45%
79%
81%
85%

Adjusted EBITDA



Adj. EBITDA Margin
$10
$20
$32
$64
$124
$250
2020A
2021E
2022E
2023E
2024E
2025E
9%
12%
13%
15%
16%
18%

Free Cash Flow(1)



FCF Conversion (2)
$21 (3)
$17
$26
$46
$101
$195
2020A
2021E
2022E
2023E
2024E
2025E
206%
85%
82%
72%
81%
78%

Redwire's Growth is Enabled by Unique Capabilities and Momentum with Major Customers

Note: Unless otherwise specified, all Redwire financial information is presented on a pro forma basis, including the impact of the acquisitions by Redwire of Adcole Space, Made in Space, Deep Space Systems, Roccor, LoadPath, Oakman Aerospace and Deployable Space Systems. Such financial information assumes that such acquisitions were consummated on January 1, 2020.

(1) Defined as Adjusted EBITDA less CapEx and change in Net Working Capital.

(2) Defined as Free Cash Flow divided by Adjusted EBITDA.

(3) Includes a $13 million benefit from Net Working Capital.

Near-Term Revenue Underpinned by Significant Current Total Backlog

- Total backlog represents the total expected future value of revenue to be derived from existing contracts and contracts to be awarded that are in negotiations
- "Contracted Backlog" represents the remaining revenue to be recognized on executed contract values in hand that are currently actively being worked
- Contracts often have longer term scopes and final expectations that extend well beyond the current amounts under contract
  - To the extent that we believe the customer intends to fulfill the entire scope of the project, we have included those expected future revenues in "Amounts Required to Complete Program Scope"
- "In Negotiations" represents future expected revenue for programs that Redwire has been verbally awarded, but for which the contract is in negotiation and/or sign-off phases

Total Backlog



In Negotiations
18%
~$280 Million(1)
Contracted
Backlog
52%
Amounts Required
to Complete
Program Scope
30%

Note: Unless otherwise specified, all Redwire financial information is presented on a pro forma basis, including the impact of the acquisitions by Redwire of Adcole Space, Made in Space, Deep Space Systems, Roccor, LoadPath, Oakman Aerospace and Deployable Space Systems. Such financial information assumes that such acquisitions were consummated on January 1, 2020.

(1) As of July 2021. Total Backlog is defined as work under contract, awards in negotiation, and additional scope to complete existing contracts.

Numerous Avenues to Significant Growth

($ in Millions)

$163

2021E Revenue

Delivering Today

$500M+ of Total Backlog[(1)] + high probability near term pipeline

- ✓ *Roll-Out Solar Arrays*
- ✓ *Lunar Lander control systems*
- ✓ *Orion camera systems*
- ✓ *Link-16 deployable antennas*

Enabling Large Near-Term Programs

Proven merchant supplier to major DoD, Civil & Commercial customers on cornerstone space programs

- ✓ *Artemis Program*
- ✓ *National Defense Space Architecture*
- ✓ *Next Generation ISS*
- ✓ *Up to 50,000 small satellites launching in coming decade*

Changing Space Forever

Creation of new markets with innovative 3D printing, advanced robotics, and digitally designed spacecraft

- ✓ *On-Orbit Servicing & Manufacturing*
- ✓ *Manufacturing in space, for Earth and for space*
- ✓ *Lunar Infrastructure*
- ✓ *Space-as-a-Service*

$1,413

2025E Revenue

Significant opportunities for additional growth ***from strategic investments in CapEx, R&D and focused, responsible M&A***

Note: Unless otherwise specified, all Redwire financial information is presented on a pro forma basis, including the impact of the acquisitions by Redwire of Adcole Space, Made in Space, Deep Space Systems, Roccor, LoadPath, Oakman Aerospace and Deployable Space Systems. Such financial information assumes that such acquisitions were consummated on January 1, 2020.

(1) As of July 2021. Defined as total backlog, awards under negotiation and additional scope to complete existing contracts.

The Building Blocks of Margin Improvement



9% Adj. EBITDA Margin
2020A
18% Adj. EBITDA Margin
2025E

- The roots of Redwire's formation make it a prime candidate for margin improvement as the company continues to integrate and scale operations
- Margin improvement will be driven by a variety of factors: centralization and specialization, the transition from prototype to production and increasing workshare

	Centralization & Specialization	***Transition from Prototype to Production***	***Increasing Workshare***
Revenue ($)	**Market Pricing** + : Specialized contract management professionals will improve bidding strategy to help ensure market pricing	**Pricing Power** + : As technology adoption increases, there will be increasing opportunities to exercise pricing power as customers become reliant on Redwire's proprietary technology suite	**Mix Change** + : Combined expertise will enable Redwire to expand the amount of high-margin work performed
Cost (% Rev)	**Scaled Admin.** : Centralized accounting, in addition to HR, IT and other administrative functions creates efficiencies	**Unit Efficiency** : As production ramps up, the manufacturing process will be more efficient on a unit basis	**In-Housing** : In-house solutions will decrease costs when Redwire is a sub and will maximize workshare when Redwire is a prime

Note: Unless otherwise specified, all Redwire financial information is presented on a pro forma basis, including the impact of the acquisitions by Redwire of Adcole Space, Made in Space, Deep Space Systems, Roccor, LoadPath, Oakman Aerospace and Deployable Space Systems. Such financial information assumes that such acquisitions were consummated on January 1, 2020.

Q1 2021 Financials

($ in Millions)

- Redwire continues to perform ***well into 2021 and is on Plan for the year***
- Continued topline growth is bolstered both by a ***robust ~$280M[(2)] of total backlog and a strong active pipeline of contract pursuits***
- Margin improvements are expected to be realized over the remainder of the year as growing revenues leverage a "lean forward" operating expense base

Revenue	**$36.0**
(-) COGS	28.0
Gross Profit	**$8.1**
Gross Margin	***22.4%***
(-) Bid & Proposal	1.5
(-) IRAD	1.0
(-) General & Administrative	6.7
(-) Transaction Related Expenses	2.7
(-) Capital Markets and Advisory Fees	3.2
Operating Income (Loss)	**($7.1)**
Other Income (Expense)	(0.1)
D&A	2.5
Unadjusted EBITDA	**($4.7)**
Transaction Costs	2.7
Capital Markets and Advisory Fees	3.2
Other Adjustments [(1)]	0.1
Adjusted EBITDA	**$1.3**

Note: Unless otherwise specified, all Redwire financial information is presented on a pro forma basis, including the impact of the acquisitions by Redwire of Adcole Space, Made in Space, Deep Space Systems, Roccor, LoadPath, Oakman Aerospace and Deployable Space Systems. Such financial information assumes that such acquisitions were consummated on January 1, 2020.

(1) Does not include an adjustment for $0.3M in one time, non-recurring or in excess of normal spend expenses incurred in Q1, that are not expected to be repeated long term.

(2) As of July 2021. Total Backlog is defined as work under contract, awards in negotiation, and additional scope to complete existing contracts.

Investment Highlights: Pure-Play Space Investment With Scale

Heritage + Disruptive Innovation Drives Customer Retention & Robust Backlog

Mission-Critical, Next Generation Infrastructure Provider

Potential to Transform Space Economics and Create Markets for Commercialization

Cash Flow Positive Today with High Visibility Into Near-Term Growth

Proven Leadership; Valuable IP, Including for In-Space 3D Printing

By the Numbers

$2T+	*Projected Global Space Economy in 2040*[1]
50+	*Years of flight heritage*
160+	*Satellite missions flown*
200+	*Parts 3D-printed on the ISS*
~230K	*Square feet of office and lab space including clean room facilities*
~$280M	*Total Backlog*[2]

Performance Currently On Track to Achieve 2021E – 2025E Forecast

Note: Unless otherwise specified, all Redwire financial information is presented on a pro forma basis, including the impact of the acquisitions by Redwire of Adcole Space, Made in Space, Deep Space Systems, Roccor, LoadPath, Oakman Aerospace and Deployable Space Systems. Such financial information assumes that such acquisitions were consummated on January 1, 2020.
(1) Source: Wall Street equity research.
(2) As of July 2021. Total Backlog is defined as work under contract, awards in negotiation, and additional scope to complete existing contracts.



Q&A


REDWIRE
HERITAGE + INNOVATION